Exhibit 99.119

Gunnison Copper Reports Second Quarter 2026 Financial and Operational Results

Q2 2026 Revenue of US$23.6 Million and EPS of US$0.03 as Johnson Camp Ramp-Up Continues

Phoenix, Arizona—(Newsfile Corp. - August 13, 2026) - Gunnison Copper Corp. (TSX: GCU) (OTCQB: GCUMF) (FSE: 3XS0) (“Gunnison” or the “Company”) announces its financial and operational results for the three and six months ended June 30, 2026. All dollar amounts are in U.S. dollars (US$) and prepared in accordance with IFRS Accounting Standards (“IFRS”) as issued by the International Accounting Standards Board.

Highlights Year to Date

●	Generated US$23.6 million in revenue during the second quarter as Johnson Camp continued its transition into active operations. The Company reported net income of US$13.1 million, or US$0.03 per share, for the quarter.
●	Closed an oversubscribed C$34.5 million bought deal public offering, issuing 82.1 million common shares at C$0.42 per share, including the full exercise of the underwriters’ over-allotment option. Proceeds are being used to advance the Gunnison Copper Project and for working capital and general corporate purposes.
●	Launched a major district-wide drilling program at the Gunnison Copper Project and Strong & Harris satellite deposit, comprising up to 120 drill holes totaling approximately 138,000 feet (42,000 meters). The approximately US$15 million program is designed to support the ongoing Pre-Feasibility Study (“PFS”) through resource expansion, metallurgical optimization and resource conversion.
●	Continued advancement of the Gunnison Copper Project PFS and permit amendment program, including metallurgical testing, resource expansion and conversion, engineering, hydrology, geotechnical work and permitting activities. The final PFS is targeted for the first half of 2028.
●	Strengthened the Company’s leadership team, with Craig Hallworth appointed President and Chief Executive Officer effective May 15, 2026, followed by the appointment of Bjorn Meyer as Chief Operating Officer in June.
●	Joined the U.S. Defense Industrial Base Consortium (“DIBC”), providing Gunnison access to potential non-dilutive funding, strategic partnerships and programs supporting domestic project development.
●	Received approval to participate in the Arizona Commerce Authority’s Qualified Facility Tax Credit Program, establishing a strategic partnership with the State of Arizona to support the development and expansion of the Company’s operations in Cochise County.
●	Entered into a buyback option agreement with Altius Royalty Corporation and Triple Flag entities, providing Gunnison with the right, in connection with a qualifying change of control transaction, to reduce certain existing royalties and terminate Triple Flag’s expansion-related stream option.
●	Continued the ramp-up of Johnson Camp, where finished copper cathode production commenced from the ROM circuit in August 2025 and from the Nuton circuit in December 2025. The SX/EW plant has installed production capacity of up to 25 million pounds of finished copper cathode annually.

Subsequent to Quarter End

●	Completed the cash settlement of the outstanding Greenstone convertible debentures, eliminating approximately US$5.3 million of convertible debt and accrued interest and preventing the potential issuance of approximately 28.9 million common shares.
●	Submitted certification documentation to the U.S. Department of Energy for the Section 48C Advanced Energy Project Tax Credit awarded to Johnson Camp, representing an important step toward monetization of the Company’s previously awarded tax credits. Gunnison currently expects to receive up to approximately US$8 million in cash, subject to approval of the certification documents by the Department of Energy, Nuton’s allocation under a tax partnership agreement, reimbursement of costs and the amount ultimately realized from the sale of the credits.

Upcoming Milestones

●	Johnson Camp: Continue ramp-up toward commercial production, with commercial production expected in Q3 2026 and the operation targeting nameplate production rates by year-end.
●	Gunnison Project Drilling: Advance the major district-wide drill and metallurgical program supporting resource expansion, mineral resource conversion and metallurgical optimization.
●	PFS: Continue the Gunnison Project PFS work program, with results expected to be released throughout the process and final PFS targeted for H1 2028.
●	Permitting: Continue preparation and advancement of state permit amendments required for the open-pit development approach, with all key permit amendments targeted by H1 2028.
●	48C Tax Credit: Conclude approval of certification by the Department of Energy and monetization of the US$13.9 million Section 48C tax credit allocation.

Financial and Operational Results

The following table summarizes selected financial and operational information for the Company for the second quarter ended June 30, 2026:

Selected Quarterly Metrics	Units	Q1 2026	Q2 2026	YTD
Material mined	Short Tons	655,510	1,392,559	2,048,069
Copper grade processed	%	0.36%	0.54%	0.45%
Copper cathode produced	lbs.	2,106,583	2,006,315	4,112,898
Revenue	US$ 000’s	20,104	23,612	43,716
Copper cathode sales revenue	US$ 000’s	10,796	13,733	24,529
Costs of production	US$ 000’s	(8,717)	(7,380)	(16,097)
Gross profit	US$ 000’s	11,387	16,232	27,619
Net income	US$ 000’s	1,666	13,101	14,767
EPS	US$/Share	0.004	0.03	0.03

For the three months ended June 30, 2026, Gunnison generated US$23.6 million in revenue, compared with US$0.1 million in the corresponding period of 2025, reflecting the Company’s transition into active operations at Johnson Camp. Revenue consisted primarily of US$13.7 million from copper cathode sales and US$9.8 million of deferred mining and processing demonstration service revenue. The Company reported net income of US$13.1 million, or US$0.03 per share, compared with a net loss of US$2.9 million, or US$0.01 per share, in the second quarter of 2025.

For the six months ended June 30, 2026, the Company generated US$43.7 million in revenue and net income of US$14.8 million, or US$0.03 per share, compared with revenue of US$0.7 million and a net loss of US$25.4 million, or US$0.08 per share, in the corresponding period of 2025.

At June 30, 2026, Gunnison had US$33.2 million in cash and cash equivalents, including US$25.1 million of non-Nuton cash and US$8.2 million of Nuton-related cash.

Note: The financial information in this release was selected from the Company’s condensed consolidated interim financial statements and MD&A for the three and six months ended June 30, 2026, which will be available on SEDAR+ and the Company’s website.

ABOUT GUNNISON COPPER

Gunnison Copper Corp. is a multi-asset pure-play copper developer and producer that controls the Cochise Mining District (the district), containing 12 known deposits within an 8 km economic radius, in the Southern Arizona Copper Belt.

Its flagship asset, the Gunnison Copper Project, has a main pit Measured and Indicated Mineral Resource containing over 846 million tons with a total copper grade of 0.33% containing 5.19 billion pounds of copper (Measured Mineral Resource of 192 million tons at 0.37% containing 1.42 billion pounds of copper and Indicated Mineral Resource of 655 million tons at 0.31% containing 3.77 billion pounds of copper).

The Strong & Harris satellite deposit, located approximately 1.9 miles from the Gunnison processing facilities, is also included in the mine plan and hosts an Inferred Mineral Resource of 76 million tons grading 0.49% total copper (0.32% CuOx) at a 0.07% cutoff, 0.56% zinc and 0.12% silver, containing approximately 740 million pounds of copper, including 483 million pounds of oxide copper, as well as zinc (856 million pounds) and silver (9.0 million ounces).

A preliminary economic assessment (“PEA”) was completed in March 2026 for the Gunnison Project yielding robust economics including an NPV8% of $2 billion, IRR of 23%, and payback period of 3.9 years. It is being developed as a conventional operation with open pit mining, heap leach, and SX/EW refinery to produce finished copper cathode on-site with direct rail link. The PEA is preliminary in nature and includes Inferred Mineral Resources that are considered too speculative geologically to have the economic considerations applied to them that would enable them to be categorized as mineral reserves. There is no certainty that the conclusions reached in the PEA will be realized. Mineral Resources that are not Mineral Reserves do not have demonstrated economic viability.

In addition, Gunnison’s Johnson Camp Asset, which is now in production, is fully funded by Nuton LLC, a Rio Tinto Venture, with a production capacity of up to 25 million lbs of finished copper cathode annually.

Other significant deposits controlled by Gunnison in the district, with potential to be economic satellite feeder deposits for Gunnison Project infrastructure, include South Star, and eight other deposits.

For more information on the Company, please visit our website at www.GunnisonCopper.com.

For additional information on the Gunnison Project please refer to the technical report titled “Gunnison Project NI 43-101 Technical Report, Preliminary Economic Assessment, Cochise County, Arizona, USA” with an effective date of March 18, 2026 filed on SEDAR+ at www.sedarplus.ca.

For additional information on the Johnson Camp Mine please refer to the technical report titled “Johnson Camp Mine NI 43-101 Technical Report, Cochise County, Arizona, USA” with an effective date of March 18, 2026 filed on SEDAR+ at www.sedarplus.ca.

Dr. Roland Goodgame, Senior VP of Project Development of the Company is a Qualified Person as defined by NI 43-101. Dr. Goodgame has reviewed and is responsible for the technical information contained in this news release.

For further information regarding this press release, please contact:

Gunnison Copper Corp.

Concord Place, Suite 300, 2999 North 44th Street, Phoenix, AZ, 85018

Melissa Mackie

T: 647.533.4536

E: info@GunnisonCopper.com

www.GunnisonCopper.com

Cautionary Note Regarding Forward-Looking Information

This news release contains “forward-looking information” concerning anticipated developments and events that may occur in the future. Forward-looking information contained in this news release includes, but is not limited to, statements with respect to: (i) the intention to deploy the Nuton® technology at the Johnson Camp mine and future production therefrom; (ii) the continued funding of the stage 2 work program by Nuton; (iii) the details and expected results of the stage two work program; (iv) future production and production capacity from the Company’s mineral projects; (v) the results of the preliminary economic assessment on the Gunnison Project; (vi) the exploration and development of the Company’s mineral projects; (vii) the details and timelines associated with the Company’s PFS work program; (viii) the expected results of the Company’s PFS work program; and (ix) the approval of the certification documents for the 48C tax credits.

In certain cases, forward-looking information can be identified by the use of words such as “plans”, “expects” or “does not expect”, “budget”, “scheduled”, “estimates”, “forecasts”, “intends”, “anticipates” or “does not anticipate”, or “believes”, or variations of such words and phrases or state that certain actions, events or results “may”, “could”, “would”, “might”, “occur” or “be achieved” suggesting future outcomes, or other expectations, beliefs, plans, objectives, assumptions, intentions or statements about future events or performance. Forward-looking information contained in this news release is based on certain factors and assumptions regarding, among other things, Nuton will continue to fund the stage 2 work program, the availability of financing to continue as a going concern and implement the Company’s operational plans, the allocation of the 48C tax credits between the Company and Nuton, the satisfaction of the requirements set forth in Section 48C of the Internal Revenue Code, the estimation of mineral resources, the realization of resource estimates, copper and other metal prices, the timing and amount of future development expenditures, the estimation of initial and sustaining capital requirements, the estimation of labour and operating costs (including the price of acid), the availability of labour, material and acid supply, receipt of and compliance with necessary regulatory approvals and permits, the estimation of insurance coverage, and assumptions with respect to currency fluctuations, environmental risks, title disputes or claims, and other similar matters. While the Company considers these assumptions to be reasonable based on information currently available to it, they may prove to be incorrect.

Forward-looking information involves known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of the Company to be materially different from any future results, performance or achievements expressed or implied by the forward-looking information. Such factors include risks related to the Company not obtaining adequate financing to continue operations, Nuton failing to continue to fund the stage 2 work program, the failure to satisfy the requirements set forth in Section 48C of the Internal Revenue Code, the breach of debt covenants, risks inherent in the construction and operation of mineral deposits, including risks relating to changes in project parameters as plans continue to be redefined including the possibility that mining operations may not be sustained at the Gunnison Copper Project, risks related to the delay in approval of work plans, variations in mineral resources and reserves, grade or recovery rates, risks relating to the ability to access infrastructure, risks relating to changes in copper and other commodity prices and the worldwide demand for and supply of copper and related products, risks related to increased competition in the market for copper and related products, risks related to current global financial conditions, risks related to current global financial conditions on the Company’s business, uncertainties inherent in the estimation of mineral resources, access and supply risks, risks related to the ability to access acid supply on commercially reasonable terms, reliance on key personnel, operational risks inherent in the conduct of mining activities, including the risk of accidents, labour disputes, increases in capital and operating costs and the risk of delays or increased costs that might be encountered during the construction or mining process, regulatory risks including the risk that permits may not be obtained in a timely fashion or at all, financing, capitalization and liquidity risks, risks related to disputes concerning property titles and interests, environmental risks and the additional risks identified in the “Risk Factors” section of the Company’s reports and filings with applicable Canadian securities regulators.

To view the source version of this press release, please visit https://www.newsfilecorp.com/release/309456